                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                              SCHEDULE TO
                                                           (Amendment No. 2)
                                       Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                                                of the Securities Exchange Act of 1934

                                                         DIGITAL IMPACT, INC.
                                                  (Name of Subject Company (Issuer))

                                                        ADAM MERGER CORPORATION
                                                     a wholly-owned subsidiary of

                                                          ACXIOM CORPORATION
                                                 (Names of Filing Persons (Offerors))

                                               COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                                    (Title of Class of Securities)

                                                              25385G 10 6
                                                 (CUSIP Number of Class of Securities)

                                                            Jerry C. Jones
                                                          Acxiom Corporation
                                                          #1 Information Way
                                                            P. O. Box 8180
                                                      Little Rock, Arkansas 72203
                                                       Telephone: (501) 342-1000
                                                (Name, address and telephone number of
                                                 person authorized to receive notices
                                            and communications on behalf of filing persons)

                                                            With a copy to:
                                                        John P. Fletcher, Esq.
                                                        Goodloe M. Partee, Esq.
                                                            Kutak Rock LLP
                                                         425 W. Capitol Avenue
                                                              Suite 1100
                                                      Little Rock, Arkansas 72201
                                                       Telephone: (501) 975-3000

                                                       CALCULATION OF FILING FEE

        Transaction Valuation (1)                                                               Amount of Filing Fee (2)
        -------------------------                                                               ------------------------
              $151,330,102                                                                                $17,812

(1)      Estimated for purposes of calculating the filing fee only. The transaction valuation assumes the purchase of 37,237,172 shares of common stock of Digital Impact, Inc. (based on shares outstanding as of March 23, 2005) at a purchase price of $3.50 per share. The transaction value also includes the offer price of $3.50 per share multiplied by 6,000,000, the estimated number of outstanding options to purchase shares of common stock of Digital Impact, Inc. with an exercise price of less than or equal to $3.50 per share.

(2)      The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934,
as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the
Securities and Exchange Commission on December 9, 2004.

|X|      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $17,812                  Filing Party:   Acxiom Corporation
Form or Registration No.:       Schedule TO-T            Date Filed:     April 1, 2005

|_|      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.

         |_|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                                    AMENDMENT NO. 2 TO SCHEDULE TO

         This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"),
originally filed with the Securities and Exchange Commission on April 1, 2005, by Adam Merger Corporation, a Delaware corporation
(the "Purchaser") and wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation ("Acxiom"), and Acxiom, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of Digital Impact,
Inc., a Delaware corporation, including the associated preferred stock purchase rights (the "Rights" and, together with the Common
Stock, the "Shares"), for a purchase price of $3.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2005 (the "Offer to Purchase"), and in the related
Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively.

Item 2.  Subject Company Information

         Item 2 of the Statement is hereby amended and supplemented as follows:

         The Offer to Purchase is hereby amended by restating the second paragraph of Section 7 of the Offer to Purchase entitled
"Certain Information Concerning the Company" to read as follows:

         Available Information.  The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth
Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facility may be obtained from the SEC by telephoning 1-800-SEC-0330.  The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov).
Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W.,
Washington, D.C. 20549, at prescribed rates.

Item 3.  Identity and Background of Filing Person

         Item 3 of the Statement is hereby amended and supplemented as follows:

         The Offer to Purchase is hereby amended by restating the sixth paragraph of Section 8 of the Offer to Purchase entitled
"Certain Information Concerning Acxiom and Purchaser" to read as follows:

         Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Acxiom and the Purchaser filed with the SEC a Tender
Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.
Additionally, Acxiom is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters.  The Schedule TO and the exhibits thereto, and, such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C.
20549.  Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330.  Acxiom's filings are also available to the public on the SEC's Internet site (http://www.sec.gov).  Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Item 4.  Terms of the Transaction

         Item 4 of the Statement is hereby amended and supplemented as follows:

         The Offer to Purchase is hereby amended by restating the last paragraph of Section 2 of the Offer to Purchase entitled
"Acceptance for Payment and Payment for Shares" to read as follows:

         "If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the
Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3-"Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer, and in any event in compliance with Rule 14e-1(c) of the
Exchange Act."

         The Offer to Purchase is hereby amended by adding the following two sentences to the end of the last paragraph of Section
14 of the Offer to Purchase entitled "Certain Conditions of the Offer:"

"Any waiver of a material condition to the obligations of the Purchaser to consummate the Offer may require an extension of the
Offer and/or dissemination of additional offering materials pursuant to the rules of the SEC.  Unless the Offer is terminated or withdrawn pursuant to the terms of the Merger Agreement, all conditions to the Offer, other than those subject to government approvals, will be satisfied or waived on or before the expiration of the Offer."

Item 8.  Interest in Securities of the Subject Company

         Item 8 of the Statement is hereby amended and supplemented as follows:

         The Offer to Purchase is hereby amended by adding the following sentence to the end of the fifth paragraph of Section 8 of the Offer to Purchase entitled "Certain Information Concerning Acxiom and Purchaser:"

         "Except as described in this Offer to Purchase (a) neither Acxiom, the Purchaser nor, to the knowledge of Acxiom and the
Purchaser, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Acxiom or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Digital
Impact, and (b) neither Acxiom, the Purchaser, nor, to the knowledge of Acxiom and the Purchaser, any of the persons or entities referred to
in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Digital Impact during the past 60 days."

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used

         Item 9 of the Statement is hereby amended and supplemented as follows:

         The Offer to Purchase is hereby amended by restating the first paragraph of Section 16 of the Offer to Purchase entitled
"Fees and Expenses" to read as follows:

         "Stephens Inc. issued a fairness opinion to Acxiom in connection with the proposed acquisition of the Company and has agreed to serve as Dealer Manager in connection with the Offer.  For rendering its fairness opinion, Stephens Inc. will receive a fee of $600,000, none of which is contingent on the closing of the Offer.  For its services as Dealer Manager, Stephens
Inc. will receive a fee of $50,000, plus an amount equal to $0.0025 for each Share purchased by Acxiom pursuant to the Offer. Acxiom will also reimburse Stephens Inc. for out-of-pocket expenses and indemnify Stephens Inc. and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws."

                                                               SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              ADAM MERGER CORPORATION

                                                              By:      /s/ Jerry C. Jones
                                                                 --------------------------------------------------
                                                              Name:    Jerry C. Jones
                                                              Title:   Vice President/Assistant Secretary

                                                              ACXIOM CORPORATION

                                                              By:      /s/ Jerry C. Jones
                                                                 --------------------------------------------------
                                                              Name:    Jerry C. Jones
                                                              Title:   Business Development/Legal Leader

                                                             Exhibit Index

Exhibit No.                Description

(a)(1)(A)*        Offer to Purchase dated April 1, 2005
(a)(1)(B)*        Letter of Transmittal
(a)(1)(C)*        Notice of Guaranteed Delivery
(a)(1)(D)*        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)         Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by Acxiom on March 28, 2005)
(a)(1)(H)*        Summary Advertisement as published in The Wall Street Journal on April 1, 2005
(a)(1)(I)**       Press Release issued by Acxiom on April 12, 2005
(b)               Third Amended and Restated Credit Agreement dated as of March 24, 2005 among Acxiom Corporation, the lenders party thereto and Program Chase Bank, N. A. (incorporated by reference to Exhibit 10.2 to Acxiom's Current Report on
                  Form 8-K dated March 29, 2005)
(d)(1)            Agreement and Plan of Merger, dated March 25, 2005, among Acxiom, Purchaser and the Company (incorporated by reference to Exhibit 10.1 to Acxiom's Current Report on Form 8-K dated March 29, 2005)
(d)(2)*           Form of Stockholder Agreement, dated March 25, 2005, between Acxiom and certain stockholders of the Company
(d)(3)*           Confidentiality Agreement, dated March 9, 2005, between Acxiom and the Company
(d)(4)            Amendment No. 1 to Preferred Stock Rights Agreement dated as of March 24, 2005, by and between the Company and
                  Computershare Investor Services LLC. (incorporated herein by reference to Exhibit 4.3 to the Company's
                  Registration Statement on Form 8A/A dated March 28, 2005)
(d)(5)*           Employment Agreement, dated March 25, 2005, between William Park and Acxiom
(d)(6)*           Employment Agreement, dated March 25, 2005, between Gerardo Capiel and Acxiom
(d)(7)*           Employment Agreement, dated March 25, 2005, between Kevin Johnson and Acxiom
(g)               Not applicable
(h)               Not applicable

*      Incorporated herein by reference to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on April 1, 2005.
**     Incorporated by reference from Amendment No. 1 to the Schedule TO filed by Adam Merger Corporation and Acxiom Corporation on
       April 12, 2005.